November 12, 2014

John Reynolds Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 15, 2014, regarding
Gentor Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed May 1, 2014
File No. 333-130386

Dear Mr. Reynolds:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the October 15, 2014 letter regarding the above-referenced Form 20-F for Fiscal Year Ended December 31, 2013 (the “20-F”) of Gentor Resources Inc. (“Gentor”).  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 20-F for Fiscal Year Ending December 31, 2013 filed May 1, 2014

20-F Cautionary Note to U.S. Investors Regarding Resource Estimates, page 2

20-F Mineral Resource Estimates, page 44

Exhibit 15.1(MD&A) – Mahab 4 Prospect, page 4

Exhibit 15.1(MD&A) – Maqail South Prospect, page 5

Staff Comment No. 1.

We note your disclosure in this section that your filing was prepared in accordance with the securities laws in effect in Canada.  You further state that your disclosure of measures other than proven and/or probable reserves, such as measured, indicated, and inferred resources may be reported similar to Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However,

John Reynolds
November 12, 2014

your jurisdiction of incorporation is the Cayman Islands and as such, only those terms specified by Industry Guide 7 may be used in U.S. SEC filings.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  Please modify your disclaimer and remove all resource disclosure from your filing.

Gentor’s Response:

Gentor is a foreign private issuer with its principal executive offices in Canada, and with its only stock exchange being the TSX Venture Exchange (the “TSXV”) in Canada. As a result, Gentor is required to comply with the securities laws of Canada and the regulatory regime of the TSXV including compliance with applicable Canadian disclosure requirements. Pursuant to Instruction 3 to Paragraph (b)(5) of Industry Guide 7, Gentor is permitted to disclose specific information required by “foreign law”.  Nowhere in Guide 7 or elsewhere is “foreign law” limited to the law of the issuer’s jurisdiction of incorporation.  Even though Gentor is incorporated under the laws of the Cayman Islands, it is subject to the disclosure requirements under Canadian securities laws, and is required to disclose the information required to be disclosed by Canadian National Instrument 43-101, including the disclosure of the resource information included in the Form 20-F.  Therefore, pursuant to  Instruction 3 to Paragraph (b)(5) of Industry Guide 7, Gentor is permitted to include in its 20-F annual report technical information and disclosure required under Canadian securities laws, including technical measures other than proven and/or probable reserves, such as measured, indicated, and inferred resources reported by other Canadian companies.

Gentor is a developing company with very limited resources and minimal US trading volume. As of November 7, 2014, Gentor had a total market capitalization of approximately $9,537,400 and Gentor’s trading volume in the United States over the past year represented approximately 10% of its worldwide trading volume. Gentor is not listed on a national securities exchange in the United States and its only trading in the United States is on the OTCQB. Gentor files documents to comply with applicable Canadian legal requirements and the annual report on Form 20-F required by the U.S. Securities Exchange Act of 1934.  As a result of Gentor’s lack of resources and limited US trading volume, it would be unduly burdensome for Gentor to prepare separate technical information for the regulatory regime in Canada and for the regulatory regime in the United States.

Additionally, all of the resource disclosure in the 20-F is related to Gentor’s former properties located in Oman (the “Oman Property”).  The Karaburun Project does not have identified resources that would be required to be disclosed pursuant to National Instrument 43-101.  Should Gentor establish resources that are required to be disclosed by National Instrument 43-101 in the future, it intends to disclose them as required by Canadian law and in reliance on Instruction 3 to Paragraph (b)(5) of Guide 7.

As reported in its report on Form 6-K dated July 15, 2014 Gentor has sold the Oman Property. Therefore, Gentor does not see any significant value to its shareholders or the marketplace in amending its 20-F to remove disclosure on the Oman Property, a property that Gentor has sold.

John Reynolds
November 12, 2014

Karaburun Project, page 25

Staff Comment No. 2.

Please disclose the following information for each of your material properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Gentor’s Response:

For the purposes of the 20-F, Gentor considered the Oman Property to be its material property, since Gentor still owned the Oman Property as of the date of the 20-F.

Subsequent to filing the 20-F, Gentor has included additional information regarding the Karaburun Property in its reports on Form 6-K dated September 10, 2014, and September 23, 2014.

Gentor also anticipates including more fulsome disclosure on the Karaburun Project in its Form 20-F Annual Report for the year ending December 31, 2014 as required by Industry Guide 7, as Gentor now considers the Karabururn Project to be its only material property.

John Reynolds
November 12, 2014

Staff Comment No. 3.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Gentor’s Response:

Further to Gentor’s response to the Staff’s Comment No. 2, Gentor anticipates including more fulsome disclosure on the Karaburun Project in its Form 20-F Annual Report for the year ending December 31, 2014 as required by Industry Guide 7, as Gentor now considers the Karabururn Project to be its only material property. Furthermore, reference is made to Gentor’s reports on Form 6-K dated September 10, 2014 and September 23, 2014 where some of the requested disclosure is included.

Additionally, given that the Oman Property has been sold, Gentor does not see any significant value to its shareholders or the marketplace in expanding the requested disclosure regarding the Oman Property.

John Reynolds
November 12, 2014

Staff Comment No. 4.

It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Gentor’s Response:

Further to Gentor’s response to the Staff’s Comment No. 2, Gentor anticipates including more fulsome disclosure on the Karaburun Project in its Form 20-F Annual Report for the year ending December 31, 2014 as required by Industry Guide 7, as Gentor now considers the Karabururn Project to be its only material property. Furthermore, reference is made to Gentor’s reports on Form 6-K dated September 10, 2014 and September 23, 2014 where some of the requested disclosure is included.

Additionally, given that the Oman Property has been sold, Gentor does not see any significant value to its shareholders or the marketplace in expanding the requested disclosure regarding the Oman Property.

Staff Comment No. 5.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

John Reynolds
November 12, 2014

Gentor’s Response:

Reference is made to Gentor’s reports on Form 6-K dated September 10, 2014 and September 23, 2014 where some of the requested disclosure is included.

Further to Gentor’s response to the Staff’s Comment No. 2, Gentor notes that it has no reportable mineral resource at the Karaburun property.  Gentor anticipates including fulsome disclosure on the Karaburun Project in its Form 20-F Annual Report for the year ending December 31, 2014 as required by Industry Guide 7, as Gentor now considers the Karabururn Project to be its only material property.

Additionally, given that the Oman Property has been sold, Gentor does not see any significant value to its shareholders or the marketplace in expanding the requested disclosure regarding the Oman Property.

* * * * *

Gentor Resources Inc. hereby acknowledges that:

•	Gentor Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Gentor Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 366-2221 or Christopher Barry of Dorsey & Whitney LLP at (206) 903-8815.

Sincerely, Gentor Resources Inc.

/s/ Geoffrey Farr
Geoffrey Farr
Corporate Secretary

cc:           Christopher Barry, Dorsey & Whitney LLP